MANAGEMENT FEE WAIVER AGREEMENT

MANAGEMENT FEE WAIVER AGREEMENT (the “Agreement”), effective as of May 1, 2014 by and between Wilshire Associates Incorporated, a California corporation (the “Adviser”) and Wilshire Variable Insurance Trust (the “Trust”) on behalf of the Small Cap Fund and the International Equity Fund (each a “Fund” and collectively, the “Funds”).

WHEREAS, the Trust is a Delaware statutory trust, and is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as an open-end management company of the series type, and each Fund is a series of the Trust;

WHEREAS, the Trust and the Adviser have entered into an Investment Advisory Agreement dated March 1, 1999, as amended on September 30, 2004, and further amended on August 4, 2006 and December 31, 2011(“Advisory Agreement”), pursuant to which the Adviser provides investment management services to the Funds for compensation based on the value of the average daily net assets of each Fund (“Management Fee”); and

WHEREAS, pursuant to Section 8 of the Advisory Agreement, the Management Fee paid to the Adviser on behalf of each Fund shall be reduced by the amount of any advisory fees paid indirectly by such Fund to other investment companies as a result of the Fund’s investment in such investment companies’ securities (the “Net Management Fee”); and

 WHEREAS, the Adviser does not receive a Management Fee for the portion of the Small Cap Fund’s and the International Equity Fund’s assets currently invested in the Wilshire Mutual Funds, Inc. (the “Company”); and

WHEREAS, the Trust and the Adviser have determined that it is appropriate and in the best interests of each Fund and its shareholders to impose a contractual Net Management Fee waiver of a portion of the Net Management Fee of each Fund at a level below the level to which the Fund may otherwise be subject;

NOW THEREFORE, the parties hereto agree as follows:

1.           NET MANAGEMENT FEE WAIVER.

1.1         NET MANAGEMENT FEE WAIVER.  The Adviser agrees to waive 0.20% of the portion of the Net Management Fee of the Small Cap Fund and 0.20% of the portion of the Net Management Fee of the International Equity Fund incurred by each respective Fund in any fiscal year.

1.2         Duration of Net Management Fee Waiver.  The Net Management Fee Waiver with respect to each Fund shall remain in effect during the term of this Agreement.

1.3         Method of Computation.  The Net Management Fee will be accrued at 1/365 (1/366 in a leap year) of the annual rates set forth in the Fee Schedule to the Advisory Agreement. The Adviser shall waive or reduce the Net Management Fee accrued by 0.20% of the daily net assets of each Fund determined in the manner and on the dates set forth in the current prospectus of the Fund with respect to each Fund and, on days on which the net assets are not so determined, the net asset value computation to be used will be as determined on the immediately preceding day on which the net assets were determined. The Trust may offset amounts owed to the each Fund pursuant to this Agreement against the Net Management Fee payable to the Adviser.

3.           TERM AND TERMINATION OF AGREEMENT.

This Agreement shall terminate upon the earlier of termination of the Advisory Agreement or on April 30, 2015. The obligation of the Adviser under Section 1 of this Agreement of this Agreement shall survive the termination of the Agreement solely as to expenses and obligations incurred prior to the date of such termination.

4.           MISCELLANEOUS.

4.1         Captions.  The captions in this Agreement are included for convenience of reference only and in no other way define or delineate any of the provisions hereof or otherwise affect their construction or effect.

4.2         Interpretation.  Nothing herein contained shall be deemed to require the Trust or
A  Fund to take any action contrary to the Trust’s Declaration of Trust or By-Laws, or any applicable statutory or regulatory requirement to which it is subject or by which it is bound, or to relieve or deprive the Trust’s Board of Trustees of its responsibility for and control of the conduct of the affairs of the Trust or the Funds.

4.3         Definitions. Any question of interpretation of any term or provision of this Agreement, including but not limited to the investment advisory fee, the computations of net asset values, and the allocation of expenses, having a counterpart in or otherwise derived from the terms and provisions of the Advisory Agreement or the 1940 Act, shall have the same meaning as and be resolved by reference to such Advisory Agreement or the 1940 Act.

4.4         Amendments. This Agreement may be amended only by a written agreement signed by each of the parties hereto.

IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers thereunto duly authorized and their respective corporate seals to be hereunto affixed, as of the day and year first above written.

WILSHIRE ASSOCIATES INCORPORATED

By:	/s/Jason Schwarz
Name:	Jason Schwarz
Title:	President, Wilshire Funds Management

WILSHIRE VARIABLE INSURANCE TRUST

By:	/s/Jason Schwarz
Name:	Jason Schwarz
Title:	President

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